Fidelis Insurance Group Reports 2023 Half Year and Second Quarter Results
Half Year 2023 Highlights:
•Gross premiums written of $2.2 billion; growth of 27.0% from the 2022 first half
•Combined ratio of 80.6%; improvement of 8.4 points from the 2022 first half
•Annualized operating return on average common equity of 18.2% for 2023 first half
•IPO completed on the NYSE on July 3, 2023, raising $89.4 million in net proceeds through the issuance of 7,142,857 common shares at $14.00 per common share.
Second Quarter 2023 Highlights:
•Gross premiums written of $957.2 million; growth of 25.3% from Q2 2022
•Combined ratio of 82.0%; improvement of 8.5 points from Q2 2022
•Annualized operating return on average common equity of 17.6% for Q2 2023
•Net income of $83.9 million, or $0.76 per diluted common share
Pembroke, Bermuda, August 22, 2023 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or "the Group") (NYSE: FIHL) announced today financial results for the second quarter ended June 30, 2023.

“It is an extremely exciting time for Fidelis Insurance Group and I’m delighted to present to you our first earnings release as a public company. Our second quarter results are a testament to the strength of our business model and the continued execution of our strategy and our ability to generate value for our shareholders. Our second quarter gross premiums written and combined ratio demonstrate our ability to capitalize on opportunities driven by favorable market conditions whilst remaining disciplined in our underwriting approach. Our half year results have delivered an 80.6% combined ratio which represents annualized Operating ROAE of 18.2%. Against a backdrop of high industry losses, our focus is on profitable growth with reduced volatility, resulting in attractive ROEs over the market cycle,” said Dan Burrows, Group Chief Executive Officer.
Richard Brindle Chairman and CEO of the Fidelis MGU added, “The timing of the separation of our companies has been excellent, as it coincides with a broad based hardening of both insurance and reinsurance markets. For me and my team, the ability to focus all our attention on underwriting opportunities, developing new products and widening our distribution is really energising. We know that Fidelis Insurance Group are doing a great job managing the capital and the investors, enabling us to grow the business and optimise our underwriting. The alignment between Fidelis MGU and Fidelis Insurance Group is working as designed, and we congratulate Dan and the team on their successful IPO.”

Second Quarter Consolidated Results
•Net income available to common shareholders for the second quarter of 2023 was $83.9 million, or $0.76 per diluted common share, compared to net income available to common shareholders of $8.4 million, or $0.04 per diluted common share, for the second quarter of 2022.
Fidelis Insurance Holdings Limited
Waterloo House | 100 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Underwriting income for the second quarter of 2023 was $77.5 million and a combined ratio of 82.0%, compared to $32.0 million and a combined ratio of 90.5% for the second quarter of 2022, the improvement was driven by continued premium growth in Specialty, reducing our exposure in the Reinsurance property catastrophe line of business and lower catastrophe and large losses.
•Net favorable prior year loss reserve development of $2.4 million compared to $10.9 million in the prior year period.
•Net investment income of $27.3 million compared to $7.4 million in the prior year period.
•Operating ROAE increased to 4.4%, or 17.6% annualized, in the quarter from 1.0%, or 4.0% annualized, a year ago, driven by significant increases in both underwriting income and investment income.
•Book value per diluted common share was $17.86 at June 30, 2023, an increase of 3.9%, compared to March 31, 2023, driven by net income.

Year to Date Consolidated Results
•Net income available to common shareholders for the six months ended June 30, 2023 was $1,816.5 million, or $16.40 per diluted common share, which includes a net gain on distribution of Fidelis MGU of $1,639.1 million. Excluding the net gain on distribution of Fidelis MGU, our net income for the six months ended June 30, 2023 was $177.4 million. This compares to net income available to common shareholders of $25.4 million, or $0.13 per diluted common share, for the six months ended June 30, 2022.
•Underwriting income for the six months ended June 30, 2023 was $158.1 million and a combined ratio of 80.6%, compared to $72.2 million and a combined ratio of 89.0% for the six months ended June 30, 2022, with the improvement driven by continued premium earnings growth and profitability in our Specialty segment, and lower catastrophe and large losses.
•Net favorable prior year loss reserve development of $4.5 million compared to $15.5 million in the prior year period.
•Net investment income of $47.7 million compared to $12.5 million in the prior year period.
•Operating ROAE increased to 9.1%,or 18.2% annualized, in the six months ended June 30, 2023, from 2.4% or 4.8% annualized, in the six months ended June 30, 2022, driven by significant increases in both underwriting income and investment income.
•Book value per diluted common share was $17.86 at June 30, 2023, an increase of 10.0% from the adjusted book value per diluted common share at the time of the Separation Transaction, which was completed on January 3, 2023, driven by net income and net unrealized gains reported in other comprehensive income.

The following table details key financial indicators in evaluating our performance for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	($ in millions, except for per share data )
Net income available to common shareholders	$83.9	$8.4	$1,816.5	$25.4
Earnings per diluted common share	0.76	0.04	16.39	0.13
Net premiums earned	429.1	337.4	815.1	659.2
Catastrophe and large losses	63.7	80.2	63.7	144.3
Net favorable prior year reserve development	2.4	10.9	4.5	15.5
Net investment income	27.3	7.4	47.7	12.5
Net investment gains/(losses)	$0.1	$(15.0)	$2.9	$(25.2)

Combined ratio	82.0%	90.5%	80.6%	89.0%
Operating ROAE(1)	4.4%	1.0%	9.1%	2.4%
(1) Operating ROAE is a non-GAAP financial measure. See definition and reconciliation in “Non-GAAP Financial Measures.”

Segment Results
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$657.3	$373.0	$284.3	$1,491.4	$916.8	$574.6
Reinsurance premium ceded	(195.5)	(107.4)	(88.1)	(536.6)	(340.5)	(196.1)
Net premiums written	461.8	265.6	196.2	954.8	576.3	378.5
Net premiums earned	307.2	199.8	107.4	573.4	380.3	193.1
Losses and loss adjustment expenses	(137.4)	(137.7)	0.3	(278.1)	(231.1)	(47.0)
Policy acquisition expenses	(77.5)	(43.7)	(33.8)	(143.8)	(79.0)	(64.8)
Underwriting income	$92.3	$18.4	$73.9	$151.5	$70.2	$81.3

Loss ratio	44.7%	68.9%	(24.2) pts	48.5%	60.8%	(12.3) pts
Policy acquisition expense ratio	25.2%	21.9%	3.3 pts	25.1%	20.8%	4.3 pts
Underwriting ratio	69.9%	90.8%	(20.9) pts	73.6%	81.6%	(8.0) pts
For the three and six months ended June 30, 2023, our underwriting ratio in the Specialty segment improved by 20.9 and 8.0 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio together with rate increases and improved pricing and terms and conditions.
For the three and six months ended June 30, 2023, net premiums earned increased primarily driven by an increase in gross and net premiums written as a result of new business and rate increases in the Marine, Property D&F and Aviation and Aerospace lines of business.

The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$77.3	$63.3	$14.0	$187.5	$130.6	$56.9
Catastrophe and large losses	55.2	68.6	(13.4)	55.2	100.1	(44.9)
Adverse prior year development	4.9	5.8	(0.9)	35.4	0.4	35.0
Losses and loss adjustment expenses	$137.4	$137.7	$(0.3)	$278.1	$231.1	$47.0

Loss ratio - current year	43.1%	66.0%	(22.9) pts	42.3%	60.7%	(18.4) pts
Loss ratio - prior accident years	1.6%	2.9%	(1.3) pts	6.2%	0.1%	6.1 pts
Loss ratio	44.7%	68.9%	(24.2) pts	48.5%	60.8%	(12.3) pts
For the three and six months ended June 30, 2023, our loss ratio in the Specialty segment decreased by 24.2 and 12.3 points, respectively.
The catastrophe and large losses in the three and six months ended June 30, 2023 related to our Aviation and Aerospace line of business which included losses related to the Sudan conflict, and our Property D&F line of business where we experienced losses from severe convective storms in the U.S. This compared to prior year period catastrophe and large losses related to the ongoing invasion of Ukraine by Russia (the “Ukraine Conflict”) and the Property D&F line of business.
The adverse prior year development for the three months ended June 30, 2023 primarily related to deterioration in the loss from Winter Storm Elliott in the Property D&F line of business.
The adverse prior year development for the six months ended June 30, 2023 related primarily to increased estimates on two contracts in the Energy line of business, Winter Storm Elliot in the Property D&F line of business, as well as updated legal expense provisions in the reserve for the Ukraine Conflict in the Aviation and Aerospace line of business.
Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$54.7	$163.1	$(108.4)	$205.5	$298.1	$(92.6)
Reinsurance premium ceded	(24.6)	(106.0)	81.4	(93.7)	(149.5)	55.8
Net premiums written	30.1	57.1	(27.0)	111.8	148.6	(36.8)
Net premiums earned	90.4	87.6	2.8	181.6	174.8	6.8
Losses and loss adjustment expenses	(16.2)	(19.7)	3.5	(29.3)	(63.2)	33.9
Policy acquisition expenses	(36.9)	(32.4)	(4.5)	(70.2)	(56.0)	(14.2)
Underwriting income	$37.3	$35.5	$1.8	$82.1	$55.6	$26.5

Loss ratio	17.9%	22.5%	(4.6) pts	16.1%	36.2%	(20.1) pts
Policy acquisition expense ratio	40.8%	37.0%	3.8 pts	38.7%	32.0%	6.7 pts
Underwriting ratio	58.7%	59.5%	(0.8) pts	54.8%	68.2%	(13.4) pts
For the three and six months ended June 30, 2023, our underwriting ratio in the Bespoke segment improved by 0.8 and 13.4 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio.

For the three and six months ended June 30, 2023, gross premiums written decreased as the result of the timing of new contracts and renewals. Gross premiums written in Bespoke can fluctuate on a quarterly basis due to the timing and selection of the contracts we underwrite.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$23.6	$25.6	$(2.0)	$45.5	$51.4	$(5.9)
Large losses	0.1	1.8	(1.7)	0.1	20.0	(19.9)
Favorable prior year development	(7.5)	(7.7)	0.2	(16.3)	(8.2)	(8.1)
Losses and loss adjustment expenses	$16.2	$19.7	$(3.5)	$29.3	$63.2	$(33.9)

Loss ratio - current year	26.2%	31.3%	(5.1) pts	25.1%	40.9%	(15.8) pts
Loss ratio - prior accident years	(8.3)%	(8.8)%	0.5 pts	(9.0)%	(4.7)%	(4.3) pts
Loss ratio	17.9%	22.5%	(4.6) pts	16.1%	36.2%	(20.1) pts
For the three months ended June 30, 2023, our loss ratio in the Bespoke segment decreased driven by lower attritional and large losses compared to the prior year period.
For the six months ended June 30, 2023, our loss ratio decreased driven by lower large losses compared to the prior year period where we reserved for potential exposures related to the Ukraine Conflict. The decrease is also a result of higher favorable prior year development in the current year period.
The favorable prior year development for the three and six months ended June 30, 2023 primarily related to lower loss experience than our assumptions made allowance for.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$245.2	$228.0	$17.2	$505.6	$519.9	$(14.3)
Reinsurance premium ceded	(122.0)	(96.3)	(25.7)	(297.4)	(305.1)	7.7
Net premiums written	123.2	131.7	(8.5)	208.2	214.8	(6.6)
Net premiums earned	31.5	50.0	(18.5)	60.1	104.1	(44.0)
Losses and loss adjustment expenses	(4.7)	(23.0)	18.3	(10.5)	(64.5)	54.0
Policy acquisition expenses	(7.7)	(7.0)	(0.7)	(13.1)	(15.8)	2.7
Underwriting income	$19.1	$20.0	$(0.9)	$36.5	$23.8	$12.7

Loss ratio	14.9%	46.0%	(31.1) pts	17.5%	62.0%	(44.5) pts
Policy acquisition expense ratio	24.4%	14.0%	10.4 pts	21.8%	15.2%	6.6 pts
Underwriting ratio	39.3%	60.0%	(20.7) pts	39.3%	77.2%	(37.9) pts
For the three and six months ended June 30, 2023, our underwriting ratio in the Reinsurance segment improved by 20.7 and 37.9 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio, partially offset by an increase in our policy acquisition expense ratio.
For the three and six months ended June 30, 2023 net premiums earned decreased driven by a decrease in net premiums written in 2022, resulting in lower earnings from contracts that incepted in prior years.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$(3.9)	$22.2	$(26.1)	$25.7	$48.0	$(22.3)
Catastrophe and large losses	8.4	9.8	(1.4)	8.4	24.2	(15.8)
(Favorable)/adverse prior year development	0.2	(9.0)	9.2	(23.6)	(7.7)	(15.9)
Losses and loss adjustment expenses	$4.7	$23.0	$(18.3)	$10.5	$64.5	$(54.0)

Loss ratio - current year	14.3%	64.0%	(49.7) pts	56.8%	69.4%	(12.6) pts
Loss ratio - prior accident years	0.6%	(18.0)%	18.6 pts	(39.3)%	(7.4)%	(31.9) pts
Loss ratio	14.9%	46.0%	(31.1) pts	17.5%	62.0%	(44.5) pts
The catastrophe losses in the Reinsurance segment for the three and six months ended June 30, 2023 related to Cyclone Gabrielle in our Property Reinsurance line of business, compared to prior year period losses related to European storms and Australian floods.
For the three months ended June 30, 2023, there was minimal net movement in our prior year loss reserve development.
For the six months ended June 30, 2023, favorable prior year development related to positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate Fidelis MGU commissions or general and administrative expenses by segment.
Fidelis MGU Commissions
For the three and six months ended June 30, 2023, our Fidelis MGU commissions were $52.6 million and $76.8 million, respectively, and are comprised of ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. Fidelis MGU manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group.
General and Administrative Expenses
For the three and six months ended June 30, 2023 our general and administrative expenses were $18.6 million (2022: $41.9 million) and $35.2 million (2022: $77.4 million), respectively. The decreases were primarily related to the reduced headcount following the consummation of the Separation Transactions.

Investment Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	($ in millions)
Net investment gains/(losses)	$0.1	$(15.0)	$2.9	$(25.2)
Net investment income	27.3	7.4	47.7	12.5
Net investment return	$27.4	$(7.6)	$50.6	$(12.7)

Net Investment Gains/(Losses)
The net investment gains in the three months ended June 30, 2023 resulted from realized losses on fixed maturity securities, available for sale, offset by a decrease in our allowance for credit losses. The net investment gains for the six months ended June 30, 2023 resulted from realized and unrealized gains on other investments offset by realized losses on fixed maturity securities, available for sale and an increase in our allowance for credit losses.
Net Investment Income
The increase in our net investment income in the three and six months ended June 30, 2023 was due to increases in interest rates during 2022 and 2023, where the short duration nature of our portfolio means that we are reinvesting at higher rates. The increase in our net investment income also resulted from higher yields earned on cash balances and the increase in total cash and investments.
Conference Call
Fidelis will host a teleconference to discuss its financial results on August 23, 2023 at 8:00 a.m Eastern time. The call may be accessed by dialing 1-888-886-7786 within the United States or 1-206-962-3782 international, passcode 75406823, or through a live webcast available via the Investor Relations section of the Company’s website at https://investors.fidelisinsurance.com/. A recording of the webcast will be available in the Investors section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis
Fidelis Insurance Holdings Limited (NYSE: FIHL) is a global (re)insurance group, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility through our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.
Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”) including operating net income, operating return on average common equity, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
RPI is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Group’s consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in the Fidelis portfolio. The performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates.
Safe Harbor Regarding Forward-Looking Statements
This press release contains, and our related conference call may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and subject to the safe harbor created thereby. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “believes,” “intends,” “seeks,” “anticipates,” “aims,” “plans,” “estimates,” “expects,” “assumes,” “continues,” “should,” “could,” “will,” “may” and the negative of these or similar terms and phrases. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond the Company’s control that could cause the Company’s actual results to differ materially from those projected, anticipated or implied. These risks and uncertainties are described in the Company’s IPO prospectus dated June 28, 2023 filed with the Securities and Exchange Commission (“SEC”) on June 30, 2023, which investors should review together with our periodic reports filed with the SEC from time to time. Our forward-looking statements are also subject to emerging risks and uncertainties such as: the impact of the Government of Bermuda’s consultation on its potential introduction of corporate income tax and related tax reforms; and exposure to recent insurance and reinsurance industry loss events and developments including wildfires in Hawaii and the ongoing conflict in Ukraine.
Although the Company believes that the expectations reflected in forward-looking statements have a reasonable basis when made, it can give no assurance that these expectations will prove to be achieved. The Company cautions you that the forward-looking information presented in this press release and call is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information.
Investor Inquiries:
IR@fidelisinsurance.com
Media Inquiries:
fidelis@teneo.com

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)
Consolidated Balance Sheets
At June 30, 2023 (Unaudited) and December 31, 2022
(Expressed in millions of U.S. dollars, except share and per share amounts)

	June 30, 2023	December 31, 2022
Assets
Fixed maturity securities, available-for-sale (amortized cost: $2,806.1, 2022: $2,160.8 (net of allowances for credit losses of $1.9, 2022: $1.1))	$2,712.4	$2,050.9
Short-term investments, available-for-sale (amortized cost: $121.9, 2022: $257.0 (net of allowances for credit losses of $nil, 2022: $nil))	121.8	257.0
Other investments, at fair value (amortized cost: $51.1, 2022: $126.3)	46.1	117.1
Total investments	2,880.3	2,425.0
Cash and cash equivalents	557.0	1,222.0
Restricted cash and cash equivalents	365.2	185.9
Accrued investment income	18.2	10.9
Premiums and other receivables (net of allowances for credit losses of $10.4, 2022: $8.8)	2,443.7	1,862.7
Amounts due from Fidelis MGU (net of allowances for credit losses of $nil, 2022: $nil)	245.3	—
Deferred reinsurance premiums	1,273.7	823.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2022: $nil)	127.6	159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.0, 2022: $1.0)	1,019.7	976.1
Deferred policy acquisition costs (includes deferred Fidelis MGU commissions $137.3, 2022: $nil)	849.2	515.8
Other assets	99.1	131.0
Total assets	$9,879.0	$8,312.5
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,235.0	$2,045.2
Unearned premiums	3,523.5	2,618.6
Reinsurance balances payable	1,280.4	1,057.0
Amounts due to Fidelis MGU	242.3	—
Long term debt	447.9	447.5
Preference securities	58.4	58.4
Other liabilities	110.9	98.7
Total liabilities	7,898.4	6,325.4
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 110,771,897, 2022: 194,545,370)	1.1	1.9
Additional paid-in capital	1,944.8	2,075.2
Accumulated other comprehensive loss	(85.9)	(100.8)
Retained earnings	120.6	0.5
Total shareholders' equity attributable to common shareholders	1,980.6	1,976.8
Non-controlling interests	—	10.3
Total shareholders' equity including non-controlling interests	1,980.6	1,987.1
Total liabilities, non-controlling interests and shareholders' equity	$9,879.0	$8,312.5

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2023 and June 30, 2022
(Expressed in millions of U.S. dollars except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues
Gross premiums written	$957.2	$764.1	$2,202.5	$1,734.8
Reinsurance premiums ceded	(342.1)	(309.7)	(927.7)	(795.1)
Net premiums written	615.1	454.4	1,274.8	939.7
Change in net unearned premiums	(186.0)	(117.0)	(459.7)	(280.5)
Net premiums earned	429.1	337.4	815.1	659.2
Net investment gains/(losses)	0.1	(15.0)	2.9	(25.2)
Net investment income	27.3	7.4	47.7	12.5
Other income/(loss)	(3.3)	0.3	0.2	1.3
Total revenues before net gain on distribution of Fidelis MGU	453.2	330.1	865.9	647.8
Net gain on distribution of Fidelis MGU	—	—	1,639.1	—
Total revenues	453.2	330.1	2,505.0	647.8

Expenses
Losses and loss adjustment expenses	158.3	180.4	317.9	358.8
Policy acquisition expenses (includes Fidelis MGU commissions of $52.6 and $76.8 (2022: $nil and $nil))	174.7	83.1	303.9	150.8
General and administrative expenses	18.6	41.9	35.2	77.4
Corporate and other expenses	1.5	—	3.0	1.9
Net foreign exchange (gains)/losses	0.1	(0.7)	1.6	0.2
Financing costs	9.0	9.2	17.6	18.0
Total expenses	362.2	313.9	679.2	607.1

Income before income taxes	91.0	16.2	1,825.8	40.7
Income tax expense	(7.1)	(5.2)	(9.3)	(9.9)
Net income	83.9	11.0	1,816.5	30.8

Net income attributable to non-controlling interests	—	(2.6)	—	(5.4)
Net income available to common shareholders	$83.9	$8.4	$1,816.5	$25.4

Other comprehensive (loss)/income
Unrealized (losses)/gains on available-for-sale	$(9.5)	$(25.0)	$15.4	$(86.2)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	0.4	1.6	(1.6)	5.7
Currency translation adjustments	—	(0.7)	—	(0.9)
Total other comprehensive (loss)/income	(9.1)	(24.1)	13.8	(81.4)

Comprehensive (loss)/income attributable to common shareholders	$74.8	$(15.7)	$1,830.3	$(56.0)

Per share data
Earnings per common share:
Earnings per common share	$0.76	$0.04	$16.40	$0.13
Earnings per diluted common share	$0.76	$0.04	$16.39	$0.13
Weighted average common shares outstanding	110,771,897	194,263,979	110,771,897	194,185,558
Weighted average diluted common shares outstanding	110,825,698	198,903,175	110,807,764	198,943,469

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and six months ended June 30, 2023 and June 30, 2022
(Expressed in millions of U.S. dollars)

	Three Months Ended June 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$657.3	$54.7	$245.2	$—	$957.2
Net premiums written	461.8	30.1	123.2	—	615.1
Net premiums earned	307.2	90.4	31.5	—	429.1
Losses and loss adjustment expenses	(137.4)	(16.2)	(4.7)	—	(158.3)
Policy acquisition expenses	(77.5)	(36.9)	(7.7)	(52.6)	(174.7)
General and administrative expenses	—	—	—	(18.6)	(18.6)
Underwriting income	92.3	37.3	19.1	(71.2)	77.5
Net investment gains					0.1
Net investment income					27.3
Other loss					(3.3)
Corporate and other expenses					(1.5)
Net foreign exchange losses					(0.1)
Financing costs					(9.0)
Income before income taxes					91.0
Income tax expense					(7.1)
Net income					83.9
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$83.9

Losses and loss adjustment expenses incurred - current year	(132.5)	(23.7)	(4.5)		$(160.7)
Losses and loss adjustment expenses incurred - prior accident years	(4.9)	7.5	(0.2)		2.4
Losses and loss adjustment expenses incurred - total	$(137.4)	$(16.2)	$(4.7)		$(158.3)

Underwriting Ratios
Loss ratio - current year	43.1%	26.2%	14.3%		37.5%
Loss ratio - prior accident years	1.6%	(8.3%)	0.6%		(0.6%)
Loss ratio - total	44.7%	17.9%	14.9%		36.9%
Policy acquisition expense ratio	25.2%	40.8%	24.4%		28.5%
Underwriting ratio	69.9%	58.7%	39.3%		65.4%
Fidelis MGU commissions ratio					12.3%
General & administrative expense ratio					4.3%
Combined ratio					82.0%

	Three Months Ended June 30, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$373.0	$163.1	$228.0	$—	$764.1
Net premiums written	265.6	57.1	131.7	—	454.4
Net premiums earned	199.8	87.6	50.0	—	337.4
Losses and loss adjustment expenses	(137.7)	(19.7)	(23.0)	—	(180.4)
Policy acquisition expenses	(43.7)	(32.4)	(7.0)	—	(83.1)
General and administrative expenses	—	—	—	(41.9)	(41.9)
Underwriting income	18.4	35.5	20.0	(41.9)	32.0
Net investment losses					(15.0)
Net investment income					7.4
Other income					0.3
Corporate and other expenses					—
Net foreign exchange gains					0.7
Financing costs					(9.2)
Income before income taxes					16.2
Income tax expense					(5.2)
Net income					11.0
Net income attributable to non-controlling interests					(2.6)
Net income available to common shareholders					$8.4

Losses and loss adjustment expenses incurred - current year	(131.9)	(27.4)	(32.0)		$(191.3)
Losses and loss adjustment expenses incurred - prior accident years	(5.8)	7.7	9.0		10.9
Losses and loss adjustment expenses incurred - total	$(137.7)	$(19.7)	$(23.0)		$(180.4)

Underwriting Ratios
Loss ratio - current year	66.0%	31.3%	64.0%		56.7%
Loss ratio - prior accident years	2.9%	(8.8%)	(18.0%)		(3.2%)
Loss ratio - total	68.9%	22.5%	46.0%		53.5%
Policy acquisition expense ratio	21.9%	37.0%	14.0%		24.6%
Underwriting ratio	90.8%	59.5%	60.0%		78.1%
General & administrative expense ratio					12.4%
Combined ratio					90.5%

	Six months ended June 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,491.4	$205.5	$505.6	$—	$2,202.5
Net premiums written	954.8	111.8	208.2	—	1,274.8
Net premiums earned	573.4	181.6	60.1	—	815.1
Losses and loss adjustment expenses	(278.1)	(29.3)	(10.5)	—	(317.9)
Policy acquisition expenses	(143.8)	(70.2)	(13.1)	(76.8)	(303.9)
General and administrative expenses	—	—	—	(35.2)	(35.2)
Underwriting income	151.5	82.1	36.5	(112.0)	158.1
Net investment gains					2.9
Net investment income					47.7
Other income					0.2
Net gain on distribution of Fidelis MGU					1,639.1
Corporate and other expenses					(3.0)
Net foreign exchange losses					(1.6)
Financing costs					(17.6)
Income before income taxes					1,825.8
Income tax expense					(9.3)
Net income					1,816.5
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$1,816.5

Losses and loss adjustment expenses incurred - current year	(242.7)	(45.6)	(34.1)		$(322.4)
Losses and loss adjustment expenses incurred - prior accident years	(35.4)	16.3	23.6		4.5
Losses and loss adjustment expenses incurred - total	$(278.1)	$(29.3)	$(10.5)		$(317.9)

Underwriting Ratios
Loss ratio - current year	42.3%	25.1%	56.8%		39.6%
Loss ratio - prior accident years	6.2%	(9.0%)	(39.3%)		(0.6%)
Loss ratio - total	48.5%	16.1%	17.5%		39.0%
Policy acquisition expense ratio	25.1%	38.7%	21.8%		27.9%
Underwriting ratio	73.6%	54.8%	39.3%		66.9%
Fidelis MGU commissions ratio					9.4%
General & administrative expense ratio					4.3%
Combined ratio					80.6%

	Six months ended June 30, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$916.8	$298.1	$519.9	$—	$1,734.8
Net premiums written	576.3	148.6	214.8	—	939.7
Net premiums earned	380.3	174.8	104.1	—	659.2
Losses and loss adjustment expenses	(231.1)	(63.2)	(64.5)	—	(358.8)
Policy acquisition expenses	(79.0)	(56.0)	(15.8)	—	(150.8)
General and administrative expenses	—	—	—	(77.4)	(77.4)
Underwriting income	70.2	55.6	23.8	(77.4)	72.2
Net investment losses					(25.2)
Net investment income					12.5
Other income					1.3
Corporate and other expenses					(1.9)
Net foreign exchange losses					(0.2)
Financing costs					(18.0)
Income before income taxes					40.7
Income tax expense					(9.9)
Net income					30.8
Net income attributable to non-controlling interests					(5.4)
Net income available to common shareholders					$25.4

Losses and loss adjustment expenses incurred - current year	(230.7)	(71.4)	(72.2)		$(374.3)
Losses and loss adjustment expenses incurred - prior accident years	(0.4)	8.2	7.7		15.5
Losses and loss adjustment expenses incurred - total	$(231.1)	$(63.2)	$(64.5)		$(358.8)

Underwriting Ratios
Loss ratio - current year	60.7%	40.9%	69.4%		56.8%
Loss ratio - prior accident years	0.1%	(4.7%)	(7.4%)		(2.4%)
Loss ratio - total	60.8%	36.2%	62.0%		54.4%
Policy acquisition expense ratio	20.8%	32.0%	15.2%		22.9%
Underwriting ratio	81.6%	68.2%	77.2%		77.3%
General & administrative expense ratio					11.7%
Combined ratio					89.0%

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding, net gain on distribution of Fidelis MGU, net investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the tax impact on these items.
Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE and Operating ROAE, for the three and six months ended June 30, 2023 and 2022.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	($ in millions)
Average common shareholders' equity	$1,942.6	$1,958.6	$1,978.7	$1,982.5
Opening common shareholders' equity	1,904.5	1,966.2	1,976.8	2,013.9
Adjustments related to the Separation Transactions	—	—	(178.4)	—
Adjusted opening common shareholders’ equity	1,904.5	1,966.2	1,798.4	2,013.9
Closing common shareholders' equity	1,980.6	1,951.0	1,980.6	1,951.0
Adjusted average common shareholders' equity	1,942.6	1,958.6	1,889.5	1,982.5

Net income available to common shareholders	83.9	8.4	1,816.5	25.4
Adjustment for net gain on distribution of Fidelis MGU	—	—	(1,639.1)	—
Adjustment for net investment (gains)/losses	(0.1)	15.0	(2.9)	25.2
Adjustment for net foreign exchange (gains)/losses	0.1	(0.7)	1.6	0.2
Adjustment for corporate and other expenses	1.5	—	3.0	1.9
Tax impact of the above	(0.1)	(3.2)	(6.3)	(6.0)
Operating net income	$85.3	$19.5	$172.8	$46.7

ROAE	4.3%	0.4%	91.8%	1.3%
Operating ROAE	4.4%	1.0%	9.1%	2.4%